J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

RECEIVED
2006 MAY -8 P 12: 2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
[redacted]
Washington DC 20549
USA

06013196

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 24 April 2006

SUPPL

Dear Sir

J Sainsbury Announces: Notification of reportable interest in the company of 4.39 %

Please find enclosed a copy o f the above announcements made to the London Stock Exchange on 24th April 2006.

Yours sincerely

PROCESSED
MAY 09 2006
THOMSON
FINANCIAL

Hazel Jarvis
Deputy Secretary

Enc

dlw 5/8

J Sainsbury plc

J Sainsbury plc received notification on 24 April 2006 that NWQ Investment Management Company LLC have a reportable interest in the Company of 4.39 per cent.

End